Exhibit 99.1

[Translation]

June 29, 2006

To Shareholders

DAIICHI SANKYO COMPANY, LIMITED
Takashi Shoda, President
5-1, Nihonbashi-Honcho 3-chome,
Chuo-ku, Tokyo, Japan

NOTIFICATION OF RESOLUTIONS OF THE 1st ORDINARY

GENERAL MEETING OF SHAREHOLDERS

Daiichi Sankyo Company, Limited (the “Company”), is pleased to respectfully notify you that the following matters were reported upon and resolved at the 1st Ordinary General Meeting of Shareholders held today.

Matters Reported:

1.	Reports on the Business Report, the Consolidated Balance Sheet, and the Consolidated Statement of Income for the 1st Fiscal Year (from September 28, 2005 to March 31, 2006); and Audit Reports by the Accounting Auditor and the Board of Corporate Auditors

2.	Reports on the Balance Sheet and the Statement of Income for the 1st Fiscal Year (from September 28, 2005 to March 31, 2006)

With regard to the two matters above, we reported the contents of the above-mentioned documents for the 1st Fiscal Year (from September 28, 2005 to March 31, 2006) and results of the audits of the consolidated financial statements.

Matters Resolved:

First Agenda Item:	Approval of the Proposal for Appropriation of Retained Earnings of the 1st Fiscal Year

This agenda item was duly approved as proposed. Dividends will be ¥25 per share.

Second Agenda Item:	Reduction of Capital Reserve

This agenda item was duly approved as proposed.

For the Company’s future flexible and strategic capital management, including ensuring and enhancing the distributable amounts (profits available for dividend payment) and acquisition of treasury stock, the Company has been decided that the Company will reduce its Capital Reserve by ¥903,491,489,399 out of the current Capital Reserve, ¥1,083,349,792,960, and transfer it to Other Capital Surplus, under Article 448, Paragraph 1 of the Corporation Law. This reduction will be effective on August 15, 2006.

Third Agenda Item:	Amendment to the Articles of Incorporation

This agenda item was duly approved as proposed.

Major amendments are as follows.

These amendments were made in accordance with the enforcement of the “Corporation Law” (Law No.86, 2005) and the “Law concerning Adjustment etc. of related laws accompanying with the Enforcement of the Corporation Law” (Law No. 87, 2005, “Adjustment Law”) of Japan, both effective May 1st, 2006.

(1) The Company established Article 4 (Company Organs) for the purpose of setting up company organs in the Company in accordance with the Corporation Law.

(2)     The Company amended the provision of Article 4 of the former Articles of Incorporation so that the Company may adopt an electronic public notice which has better public notification function and may contribute to cost saving for notice, and also adopted the method of supplementary notice.

(3) The Company established Article 8 (Issuance of Share Certificates) in order to provide that the Company shall issue the share certificates in accordance with the Corporation Law.

(4) The Company established Article 10 (Restrictions on Rights pertaining to Share Less Than One Unit) so as to restrict the rights for share less than one unit to the reasonable range.

(5)     The Company, taken into consideration of spread of the Internet, established Article 17 (Disclosure of Reference Materials for a General Shareholders Meeting on the Internet and Deemed Provision) so that the Company may provide the reference documents for a General Shareholders Meeting etc. by disclosing them on the Internet in accordance with ordinances of Ministry of Justice.

(6) The Company established Article 25 (Omission of Resolution of the Board of Directors) in order for the Board of Directors to act flexibly.

(7)     The Company established Article 31 (Effect of Pre-Election of Supplemental Corporate Auditors) and deleted Article 30 (Supplemental Corporate Auditor) of the former Articles of Incorporation so that pre-election of Supplemental Corporate Auditors may be effective until the opening of the Ordinary General Meeting of Shareholders held in connection with the business year which ends within four years after he/she is elected.

(8)     The Company established Article 36 (Release of Liabilities of Outside Corporate Auditors) for the purpose that the Company may execute an agreement with Outside Corporate Auditors to limit their liabilities in order for Outside Corporate Auditors to be able to exercise their role as expected.

(9) The Company deleted the supplemental provisions which were set forth when the Company was established because they are no longer needed.

(10)   In addition to the above, in accordance with the enforcement of the Corporation Law and Adjustment Law, the Company adjusted the provisions, changed the number of provisions accompanying with addition and deletion of provisions in the Articles of Incorporation, and changed the words and expressions as necessary.

Fourth Agenda Item:	Election of Ten (10) Directors

This agenda item was duly approved as proposed. The following Directors were reelected and will continue in their posts: Kiyoshi Morita, Takashi Shoda, Hiroyuki Nagasako, Yasuhiro Ikegami, Tsutomu Une, Kunio Nihira, Yoshifumi Nishikawa, Jotaro Yabe, and Katsuyuki Sugita.

Yukio Sugimura was newly elected and assumed his post.

Kunio Nihira, Yoshifumi Nishikawa, Jotaro Yabe and Katsuyuki Sugita are Outside Director.

Fifth Agenda Item:	Election of Four (4) Corporate Auditors

This agenda item was duly approved as proposed. The following Corporate Auditors were reelected and will continue in their posts: Kozo Wada, Atsuo Inoue, Kaoru Shimada and Koukei Higuchi.

Kaoru Shimada and Koukei Higuchi are Outside Corporate Auditor.

Sixth Agenda Item:	Election of One (1) Supplemental Corporate Auditor

The purpose of this agenda item was to elect one (1) Supplemental Corporate Auditor in order to prepare for the case that the number of Corporate Auditors does not satisfy the requirement stipulated by laws and ordinances. The agenda item was duly approved as proposed, and Sumio Moriwaki was elected as Supplemental Outside Corporate Auditor.

Reports on decisions of the Board of Directors and Board of Corporate Auditors following the Ordinary General Meeting of Shareholders:

The Board of Directors reappointed Kiyoshi Morita as Representative Director and Chairman and Takashi Shoda as Representative Director and President, and they will continue their posts.

On the same date, the Board of Corporate Auditors reappointed Kozo Wada and Atsuo Inoue as Full-time Corporate Auditors, and they will continue their posts.

Introduction of Electronic Public Notice

The Company has adopted the electronic public notice system. From this time, the Company will post its public notices on its website (http://www.daiichisankyo.co.jp); provided, however, that if the electronic public notice is not available due to any trouble or other unavoidable circumstances, notices shall be given by publication in the Nihon Keizai Shinbun.